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SEC FILE NUMBER
8-70562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GA Capital Markets BD, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2646 NW Cornell Road
(No. and Street)

Portland	OR	97210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	(770) 263-6003	bmegenity@bdcaonline.c
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christian Maynard-Philipp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GA Capital Markets BD, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Christian Maynard-Philipp

Title: COO and CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GA CAPITAL MARKETS BD, LLC
SEC ID # 8-70562
Statement of Financial Condition
as of
December 31, 2025
and report of Independent Registered Public Accounting Firm

This report is filed as a PUBLIC document in accordance with rule 17a-5(e)(3) under the
Securities Exchange Act of 1934.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of GA Capital Markets BD, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GA Capital Markets BD, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche llp

March 31, 2026

We have served as the Company's auditor since 2025.

GA Capital Markets BD, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	196,130
Prepaid expenses		8,438
Total assets	$	**204,568**

Liabilities and member's equity

Liabilities

Accounts payable and accrued expenses	$	44,250
Due to affiliate		16,657
Total liabilities		**60,907**
Member's equity		**143,661**
Total liabilities and member's equity	$	**204,568**

See notes to financial statements.

Note 1   **Organization and Description of Business**

Organization and Description of Business

GA Capital Markets BD, LLC (the "Company") is a wholly owned subsidiary of General Atlantic Capital Markets LLC ("Member"). The Company was owned by Pattern Technologies Inc. ("former Member") until June 18, 2025 when it was sold to the Member. The Company previously operated under the name of Good Investor Ventures LLC prior to acquisition by the Member. The Company was formed in July 2020 under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the Member's liability is limited to its investment.

Note 2   **Summary of Significant Accounting Policies**
Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents

The Company considers all highly liquid investments, with an original maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates, and such variances could have a material effect on the accompanying financial statements.

Note 3   **Financial Instruments and Concentration of Risk**

Financial instruments subject to risk concentration is cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") up to a maximum of $250,000 per bank, per depositor.

Note 4   **Contingencies**

The Company may be subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

Note 5   **Net Capital Requirements**

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $135,223, which was $130,223 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.45 to 1.00.

Note 6   **Related Party Transactions**

The Company had an expense sharing agreement with its former Member until the sale of the Company to the Member. Under the terms of this agreement, the Company was required to pay the former Member for allocated expenses such as personnel services, occupancy and other operating costs provided to the Company. No amounts were allocated to the Company pursuant to this agreement during the year ended December 31, 2025, as the Company did not use the services that were stipulated by this agreement.

The Company has an expense sharing agreement with an affiliate, General Atlantic Service Company, L.P. ("Affiliate"), that became effective in December 2025. Under the terms of this agreement, the Company is required to pay the Affiliate for allocated expenses such as personnel services, occupancy, communications, technology, marketing, travel and other operating costs provided to the Company. The Company incurred $614 of expenses during the year ended December 31, 2025 for such services. The amount incurred during 2025 is reflected in Due to Affiliate on the accompanying statement of financial condition and arose from this agreement.

Separately, the Affiliate at times pays operating expenses on behalf of the Company for which reimbursement is subsequently made. The Company incurred $16,043 during the year ended December 31, 2025 for expenses paid on behalf of the Company by the Affiliate. The amount incurred during 2025 is reflected in Due to Affiliate on the accompanying statement of financial condition and arose from this arrangement.

During 2025, the Company operated from office space provided by its chief executive officer at no cost to the Company.

Note 7   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which comprises investment banking services. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business to manage the Company. Additionally, the CODM uses net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8   **Going Concern and Liquidity Risk**

The Company had negative net cash flows from operating activities and net losses for the year ended December 31, 2025, and forecast expenditures, which exceed cash on hand within the next twelve months, consistent with the Company's business plan. The continued operations are dependent on the support of the Member. The Company obtained commitment from the Member to continue to provide financial support to the Company, if and when needed, to meet its obligations and planned expenditures for a

Note 8   **Going Concern and Liquidity Risk (continued)**
time period that is not less than 12 months from the date the financial statements were issued.

Note 9   **Subsequent Events**
The Company has evaluated the impact of all subsequent events from December 31, 2025 through March 31, 2026, the date the financial statements were issued, and has determined there were no subsequent events requiring recognition or disclosure in the financial statements.